Exhibit 21.1

List of Subsidiaries

Entity	Jurisdiction of Organization	Ownership
XPEL Inc.	Nevada, USA	Parent
XPEL Ltd.	U.K.	85%
ArmourfendCAD, LLC.	Nevada, USA	100%
XPEL Canada Corp.	Canada	100%
XPEL B.V.	Netherlands	100%
XPEL de Mexico S. de R.L. de C.V.	Mexico	100%
XPEL Acquisition Corp.	Canada	100%
Protex Canada Inc.	Canada	100%
Apogee Corp.	Taiwan	100%